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SEC Mail Processing Section
OCT 31 2017
Washington DC
408

SI 17018301

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/16 (MM/DD/YY) AND ENDING 08/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Sorce Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6603 SUMMIT DRIVE
(No. and Street)

CANFIELD	OH	44406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP WILSON (330)758-8613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILLIP WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK SORCE BROKERAGE LLC, as of AUGUST 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



NOTARY PUBLIC
STATE OF OHIO

ELIZABETH A. COLBERT
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
December 18, 2020
Recorded In
Mahoning County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Years Ended August 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Member's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
HBK Sorce Brokerage LLC
Canfield, Ohio

We have audited the accompanying financial statements of HBK Sorce Brokerage LLC, which comprise the statements of financial condition as of August 31, 2017 and 2016, and the related statements of operations, member's equity, and cash flows for the years then ended. These financial statements are the responsibility of HBK Sorce Brokerage LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Sorce Brokerage LLC as of August 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on page 8 has been subjected to audit procedures performed in conjunction with the audit of HBK Sorce Brokerage LLC's financial statements. The supplemental information is the responsibility of HBK Sorce Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
October 24, 2017

an independent member of
BAKER TILLY
INTERNATIONAL

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of August 31, 2017 and 2016

ASSETS

	2017	2016
CASH AND CASH EQUIVALENTS	$ 334,966	$ 406,381
COMMISSIONS RECEIVABLE	11,279	8,470
OTHER ASSETS	350	775
TOTAL ASSETS	$ 346,595	$ 415,626

LIABILITIES AND MEMBER'S EQUITY

	2017	2016
DUE TO MEMBER	$ 145,124	$ 93,072
MEMBER'S EQUITY	201,471	322,554
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 346,595	$ 415,626

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2017 and 2016

	2017	2016
REVENUES, NET	$ 1,170,240	$ 891,391
EXPENSES		
Employee and other compensation	632,044	476,552
Regulatory fees and expenses	33,991	33,424
Other expenses	325,421	257,025
Total Expenses	991,456	767,001
Income From Operations	178,784	124,390
OTHER INCOME	133	52
NET INCOME	$ 178,917	$ 124,442

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended August 31, 2017 and 2016

BALANCE, August 31, 2015	$ 498,112
2016 net income	124,442
Distribution	(300,000)
BALANCE, August 31, 2016	322,554
2017 net income	178,917
Distribution	(300,000)
BALANCE, August 31, 2017	$ 201,471

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 178,917	$ 124,442
Changes in operating assets and liabilities:		
Commissions receivable	(2,809)	(7,678)
Other assets	425	(425)
Due to member	52,052	(5,353)
Net Cash Flows from Operating Activities	228,585	110,986
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Member	(300,000)	(300,000)
Net Cash Flows from Financing Activities	(300,000)	(300,000)
Net Change in Cash and Cash Equivalents	(71,415)	(189,014)
CASH AND CASH EQUIVALENTS - Beginning of Year	406,381	595,395
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 334,966	$ 406,381

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Commissions Receivable

The receivable is unsecured and is fully collectible as of August 31, 2017 and 2016.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of

NOTE 1 - Summary of Significant Accounting Policies (continued)

initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2017 and 2016, the net capital ratio was .75 to 1.0 and .30 to 1.0, and net capital was $194,674 and $314,135, which exceeded the minimum requirement by $184,999 and $307,930.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2017 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 3 - Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

NOTE 4 - Related Parties

The Company's member allocates shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses.

Due to member was $145,124 and $93,072 as of August 31, 2017 and 2016 and is unsecured, non-interest bearing, and due on demand.

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through October 24, 2017, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements for the year ended August 31, 2017.

SUPPLEMENTAL INFORMATION

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2017

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 201,471
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(350)
Net capital before haircuts on securities owned	201,121
Haircuts on corporate securities	(6,447)
Net capital	$ 194,674
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 145,124
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 9,675
Excess net capital at 1,500 percent	$ 184,999
Excess net capital at 1,000 percent	$ 180,162
Ratio: Aggregate indebtedness to net capital	.75 to 1